MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended June 30, 2005

This discussion and analysis should be read in conjunction with the consolidated financial statements for the fiscal years ended June 30, 2005 and June 30, 2004 and the notes thereto. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 12 to the audited consolidated financial statements.

FORWARD-LOOKING STATEMENTS
This management’s discussion and analysis (MD&A) contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business; actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

NATURE OF OPERATIONS

The Corporation is a licensing and development company engaged in the commercialization of drug products and technologies from original research. The Corporation evaluates drug projects, technologies and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Corporation expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Corporation has rights.

The Corporation will incur expenditures either directly or, pursuant to agreements with certain partners, on behalf of joint ventures. These will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products. The Corporation does not currently intend to establish its own manufacturing or marketing infrastructure for the licensed products or any additional products for which licensing rights are obtained, although the Corporation may participate in ownership of manufacturing facilities if appropriate opportunities are available.

ACQUISITION OF DELEX

In May 2005, the Corporation completed the acquisition of DELEX Therapeutics Inc. (“DELEX”) for share consideration of approximately $10 million plus additional amounts payable on the achievement of specific milestones. DELEX is a private clinical stage biotechnology company developing inhalation delivered fentanyl products to treat cancer pain. The acquisition was accounted for using the purchase method of accounting.

The purchase consideration of approximately $10 million excludes contingent consideration based on the achievement of certain milestones related to the DELEX technology. The Corporation has issued 2,777,778 common shares to escrow pending the achievement of four milestones which include the achievement of certain regulatory, clinical and licensing goals. On receipt of United States regulatory approval to market a product using DELEX’s technology, the Corporation will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former DELEX shareholders.

The purchase price allocation resulted in $5.8 million of identifiable intangible assets, represented by patents and in-process research and development technology that will be amortized over their useful lives of seven years. The assets, liabilities, revenue and expenses of DELEX have been included in the consolidated financial statements of the Corporation from May 2, 2005, the completion date of the acquisition.

SELECTED ANNUAL INFORMATION

	Year Ended June 30, 2005(1)	Year Ended June 30, 2004(1)	Year Ended June 30, 2003(1)

Licensing revenue	$748,020	$-	$-
Interest income	703,873	347,187	273,232

Expenses:
General and administrative	6,314,358	3,610,848	1,936,364
Licensing and product development	10,981,950	5,066,569	3,965,385

Loss for the period	15,859,295	7,691,898	7,440,675
Deficit, beginning of period, as restated(1)	44,319,267	36,470,665	28,969,893

Deficit, end of period	$60,751,894	$44,319,267	$36,470,665

Basic and diluted loss per common share	$0.47	$0.36	$0.56

Total Assets	$38,199,891	$20,882,792	$8,649,842

(1)
Canadian GAAP requires the Corporation to expense the fair value of stock options awarded to employees beginning in July 2004 and to apply this policy retroactively. See Critical Accounting Policies and Estimates - Stock-based compensation.

RESULTS OF OPERATIONS

Fiscal Year Ended June 30, 2005 Compared To Fiscal Year Ended June 30, 2004
Revenue is from out-licensing and comes from the July 2004 agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) with respect to products relating to HER-1 and TGFa and from a January 2005 agreement with Shin Poong Pharmaceutical Co., Ltd. to which the Corporation licensed the commercial rights for tesmilifene for the South Korean market. Interest income in fiscal 2005 is higher than the previous year due mainly to higher average cash balances in fiscal 2005 as a result of financing activities.

Licensing and product development expenses increased this year due to progression of the tesmilifene Phase III clinical trial, increased out-licensing activity, and the inclusion of DELEX results for two months. Costs related to the Phase III clinical trial in patients with metastatic and recurrent breast cancer totaled about $7,250,000, an increase of approximately $4,000,000 over last year. Other costs related to tesmilifene increased by approximately $1,400,000 this year over last. DELEX was acquired on May 2, 2005 and the costs incurred since that date of approximately $550,000 have been included; they relate to the development of the AeroLEF™ technology for treatment of pain. The increased activity associated with out-licensing represented an increase in expenses over last year of approximately $400,000.

General and administrative expenses increased in 2005 over 2004 due to higher stock-based compensation expense ($1,685,240 versus $510,375 last year), increased investor-related expenses (approximately $670,000 over last year) and the cost of obtaining and maintaining a listing on AMEX (approximately $600,000). The Corporation’s stock began trading on AMEX on October 1, 2004.

Fiscal Year Ended June 30, 2004 Compared To Fiscal Year Ended June 30, 2003

The loss for the fiscal year ended June 30, 2004 was $7,691,898 compared to $7,440,675 for the fiscal year ended June 30, 2003. The carrying cost of marketable securities was written down by $1,812,158 to market value at June 30, 2003 and the disposal of marketable securities in fiscal 2004 resulted in a gain on sale of $638,332.

During the fiscal year ended June 30, 2004 the Corporation funded licensing and product development activities totaling $5,066,569, an increase of $1,101,184 from the prior year. The increase in expenditures related to the Phase III trial of tesmilifene in metastatic and recurrent breast cancer was partly offset by a reduction in expenditures for nimotuzumab and the EGF vaccine. Development of the EGF vaccine was stopped in the first quarter of fiscal 2003 with approximately $260,000 spent in that year as compared with nothing spent in fiscal 2004. Also, there was approximately $940,000 less spent on nimotuzumab in fiscal 2004 because less was spent on clinical trials, manufacturing, and patents than in fiscal 2003. Offsetting these reductions and reduction in other development costs were the expenditures totaling approximately $2,900,000 related to the large Phase III trial of tesmilifene that began in fiscal 2004.

The general and administrative expenses for the fiscal year ended June 30, 2004 totaled $3,610,848, compared to $1,936,364 for the prior year. The major increases occurred in travel, legal & audit, and investor-related expenses as a result of increased public reporting requirements and activities relating to increasing exposure to the US capital markets and pursuing the listing of our securities on a US stock exchange

SUMMARY OF QUARTERLY RESULTS

	AS PREVIOUSLY REPORTED			RESTATED
	Revenue	Net Loss(1)	Basic and diluted loss per Common Share(1)	Net Loss(1)	Basic and diluted loss per Common Share(1)

June 30, 2005	$258,787	$6,482,670	$0.18
March 31, 2005	$203,108	$4,277,762	$0.12
December 31, 2004	$521,524	$2,830,164	$0.08
September 30, 2004	$468,474	$2,268,699	$0.08
June 30, 2004	$121,983	$3,139,056	$0.10	$3,316,194	$0.12
March 31, 2004	$120,441	$2,107,232	$0.09	$2,264,464	$0.10
December 31, 2003	$53,156	$1,099,260	$0.06	$1,275,168	$0.07
September 30, 2003	$51,607	$779,826	$0.04	$836,072	$0.05

(1) Canadian GAAP requires the Corporation to expense the fair value of stock options awarded to employees beginning in July 2004 and to apply this policy retroactively. Accordingly, the net loss and loss per share above have been restated. See “Critical Accounting Policies and Estimates - Stock-based compensation.”

Fourth Quarter -- Three Month Period Ended June 30, 2005 Compared To The Three Month Period Ended June 30, 2004

Out-licensing revenue for the quarter ended June 30, 2005 was $51,693 (zero in 2004). Interest income was $207,094 for the quarter as compared to $121,984 for the same quarter last year principally due to higher average cash balances this year than last.

Total expenditures for the quarter ended June 30, 2005 were $6,852,405 compared to $3,408,633 for the same period last year. Licensing and product development expenses were $4,541,695 for the quarter compared to $1,932,423 for the same quarter a year ago. This year includes an increase in expenditures for tesmilifene of approximately $2,330,000 principally for the Phase III clinical trial in metastatic and recurrent breast cancer that commenced in March 2004. General and administrative expenses for the quarter were $2,310,709 up from $1,476,210 for the same period in the prior year, principally due to increased investor-related expenses and the cost of maintaining the listing on AMEX. The Corporation’s stock began trading on AMEX on October 1, 2004.

Net loss for the three months ended June 30, 2005 was $6,482,670, up from $3,316,194 for the same period last year because of the increase in product development expenditures.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Corporation has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issuances. Since the Corporation does not have net earnings from its operations, the Corporation's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The Corporation's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

In June 2002, the Corporation raised $11.5 million ($15 million gross) through the issuance of 3,750,000 Class B Preferred Shares, Series 1. This public offering resulted in these Class B Preferred Shares being listed on the TSX and AIM. On June 12, 2003 all the preferred shares were converted to common shares. On that date, all the common shares became listed on the TSX and AIM.

On December 15, 2003 the Corporation completed the sale of 10,895,658 special warrants for total gross proceeds of $19,067,402 (net $16,077,287) by means of a private placement financing.

On September 30, 2004, the Corporation completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,972,307). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of the Corporation at a price of $3.75 at any time up to 36 months following the closing. As part of the compensation for their services, the Corporation issued warrants to the underwriters entitling the holders to purchase 462,211 units at the offering price for a period of 36 months after the date of issue.

On September 29, 2004 the Corporation's registration statement on Form 20-F was declared effective by the Securities and Exchange Commission thereby registering the Corporation's common shares in the United States. The Corporation's common shares began trading on the American Stock Exchange on October 1, 2004. On November 2, 2004 the Corporation filed a continuous registration statement on Form F-1 (and have kept it current) to register the sale, from time to time, by certain US shareholders of certain securities issued to US purchasers in connection with the December 2003 and September 2004 financings.

As a consequence of the May 2005 share acquisition of DELEX, the Corporation acquired $10.4 million in net assets that included cash, net of DELEX debentures paid at closing, of $3.8 million and additional working capital of $.6 million..

As at June 30, 2005 the Corporation had cash and short-term deposits totaling $30,568,845 and payables and accrued liabilities totaling $3,825,615 compared to $20,387,858 and $1,163,711 respectively at June 30, 2004.

As of June 30, 2005, the only determinable future payments were those related to operating lease obligations, which payments are set forth below.

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating Leases (Expires: January 2008)	$195,896	$101,700	$94,196	—	—

In addition, as of June 30, 2005, the Corporation was party to certain licensing agreements that require the Corporation to pay a proportion of any fees that the Corporation may receive from sublicensees. The amounts of such fees are not known.

On March 10, 2004, the Corporation entered into a Clinical Research Services Agreement with Pharm-Olam International, Ltd. ("POI") to conduct a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. POI in turn is contracted with others to perform services and to recruit and treat patients. The contract with POI is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of countries trials are conducted in, the length of time over which the clinical trials are to be conducted and the time for completion of all Phase III clinical trials. The Corporation is liable for certain payments of clinical services costs, data management costs and pass through costs.

In December 2004, the Corporation entered into a similar contract relating to a pharmacokenetic clinical trial of tesmilifene, involving 30 patients at two sites, at an expected cost of £194,527 ($448,000). Either party may cancel the contract with 30 days’ notice; in which case, the Corporation would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price.

In June 2005, the Corporation entered into a similar contract relating to a pharmacokenetic clinical trial of tesmilifene, involving 30 patients at two sites, at an expected cost of £344,000 ($756,000). Either party may cancel the contract with 30 days’ notice; in which case, the Corporation would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price.

The Corporation has entered into contracts for pre-clinical and other studies totaling approximately $935,000 of which approximately $230,000 had been paid to June 30, 2005.

The Corporation plans to continue the clinical development of tesmilifene and nimotuzumab . There are also ongoing activities directed at licensing commercial rights for tesmilifene and nimotuzumab. The Corporation anticipates that it has sufficient cash to support its current development program to beyond December 2006.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Corporation is not aware of any material trends related to the Corporation's business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective purchasers should give careful consideration to the risk factors contained under “Risk Factors” in the Prospectus dated February 12, 2004. These risk factors include: (i) the Corporation being in an early stage of development; (ii) the Corporation’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Corporation to obtain, protect and use patents and other proprietary rights; (v) the Corporation’s dependence on collaborative partners; (vi) the uncertain ability of the Corporation to keep abreast of rapid technological change; (vii) the inability of the Corporation to succeed against competition; (viii) the Corporation’s lack of manufacturing experience; (ix) the Corporation’s reliance on key personnel; (x) product liability and the Corporation’s ability to maintain insurance; (xi) the Corporation’s possible inability to maintain licenses; (xii) the Corporation’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has certain arrangements with its subsidiaries that have an effect or may have a future effect on the Corporation's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in that there is no assurance that funds advanced to these subsidiaries will be reimbursed. The arrangements are described in notes 1, 7 and 13 of the financial statements. The Corporation has recorded 100% of the results of operations and cash flows of these entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Corporation’s proprietary technology are deferred and recognized on a systematic basis over the term of the related collaboration.

Intangible assets
The Corporation’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated useful life of the technology of seven years. The carrying value of the intangible assets is reviewed annually to determine if there has been an impairment in their value.

Research and development costs
The Corporation does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entities
The Corporation has majority interests in joint ventures that are funded entirely by the Corporation. These joint ventures are classified as variable interest entities since the Corporation maintains a controlling financial interest. The Corporation has recorded 100% of the results of operations and cash flows of these entities since their inception.

Stock-based compensation
In fiscal 2005, the Corporation adopted the fair value-based method of accounting for stock-based compensation and retroactively applied this method to all employee stock options granted on or after July 1, 2002, and restated prior periods. The effect of retroactively adopting the fair value-based method was to increase general and administrative expenses and the loss for the year by $480,524 and $58,855 for the years ended June 30, 2004 and 2003, respectively, and for the period from inception to June 30, 2004, with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the annual basic and diluted loss per share by $0.02 in 2004 with no change in 2003.

Income tax valuation allowance
The Corporation and its joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheets.

OTHER MD&A REQUIREMENTS

Outstanding Share Data as at August 31, 2005:		Number

Common shares	$87,430,580	41,412,066
Warrants	$5,313,283	10,745,007

Note: If all warrants were to be exercised, 10,745,007 shares would be issued for an aggregate consideration of $26,472,378.

Additional information relating to the Corporation, including the Corporation’s Annual Information Form, is available on SEDAR at www.sedar.com.

Dated: September 8, 2005